82-4518

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

RECEIVED
2005 SEP 29 P 3:44

22 September, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

05011517

SUPPL

Dear Sir / Madam

Centrica plc
Centrica continues exploration drive with North Sea Well

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

PROCESSED
SEP 29 2005
THOMSON
FINANCIAL

Enc.

9/28

September 22, 2005

Centrica continues exploration drive with North Sea well

Centrica plc today announced it has reached agreement with Endeavour Corporation to acquire 20 per cent equity in a North Sea exploration licence as it looks to secure supplies for its British Gas customers from a range of different sources, including targeted exploration prospects.

Centrica will acquire a 20 per cent interest from Endeavour in the 'Turnberry' licence covering block 31/26b in the Central North Sea. Under the agreement, Centrica will farm-in to the licence and cover 26 per cent of the cost to drill the well, expected to be up to a maximum of £2.6 million.

Turnberry is in line with Centrica's plans to consider a range of prospects to increase the overall probability of success from exploration.

The agreement follows Centrica's participation in the Prometheus exploration prospect in the North Sea, announced in June. Within its future gas sourcing strategy it intends to consider a limited number of targeted future exploration opportunities, largely through partnership activities close to current producing fields, alongside equity investments, contractual agreements and traded market purchases.

Sir Roy Gardner, Chief Executive of Centrica, said: "The Turnberry prospect is firm evidence of Centrica looking at a range of opportunities to add reserves to our portfolio, building on our recent agreement to participate in the Prometheus exploration licence.

"The current high wholesale price of gas makes exploration activity an increasingly viable option. Our intention is to work alongside partners and consider prospects close to producing assets within the UK, Norwegian or Dutch sectors."

Notes to editors:
The partners in the Turnberry licence block are:

Endeavour (operator)	40%
Palace	21.875%
Centrica plc	20%
Challenger	13.125%
Reach	5%

Enquiries:

Centrica Media Relations	01753 494085
Centrica Investor Relations	01753 494900

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

22 September, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica share buyback programme

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc.

22 September 2005

Centrica share buyback programme

Centrica plc confirms that it has now completed the £500m share buyback programme that it commenced in August 2004. As announced on 24 June 2005 it now intends to continue with a new £500m programme which will be executed in accordance with both Centrica's general authority to repurchase shares and the Listing Rules.

Enquiries:

Centrica Investor Relations 01753 494900